[redacted]

082-00034

08003991

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

24 July 2008

SUPPL

Second Quarter Activities Report
For Period Ended 30 June 2008

Comparative Performance at a glance				
Quarterly comparison		**Q2 2008**	**Q1 2008**	**Change %**
Production	mmboe	13.9	13.7	+1%
Revenue	A$ million	749	634	+18%
Corresponding period comparison		**Q2 2008**	**Q2 2007**	
Production	mmboe	13.9	15.6	-11%
Revenue	A$ million	749	634	+18%
Half year comparison		**2008**	**2007**	
Production	mmboe	27.6	30.1	-8%
Revenue	A$ million	1,384	1,215	+14%

Production impacted by Mutineer-Exeter workovers and John Brookes shut-in

- Q2 2008 production of 13.9 mmboe was 0.2 mmboe higher than Q1 2008.
- Production was impacted by a planned workover campaign on Mutineer-Exeter and the shut-in of John Brookes following an incident on Varanus Island on 3 June.
- Oil production from the Cooper Basin and Indonesia was higher than the previous corresponding period.

Record second quarter sales revenue

- Second quarter sales revenue of $749 million was 18% higher than both comparative periods.
- Second quarter average portfolio gas price of $4.01 per gigajoule (GJ) was 4% higher than the previous corresponding period.
- Second quarter average realised oil price of A$132.69 was 56% higher than the previous corresponding period.

Key activities during the period

- Sale of a 40% interest in the integrated GLNG™ project to PETRONAS for US$2.5 billion.
- FEED commenced for the PNG LNG project.
- Reindeer gas project sanctioned with first gas expected by the end of 2010.

Santos Acting Chief Executive Officer David Knox said the key milestone for the quarter was the announcement in May of the historic partnership with PETRONAS for the development, operation and marketing of the company's Gladstone LNG project.

dlw 7/29

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

"We are very pleased that rapid regulatory approval enabled our partnership transaction with PETRONAS to complete yesterday in Kuala Lumpur, with Santos receiving US$2 billion for a 40% stake in the GLNG™ project." Mr Knox said.
A further payment of US$500 million will be made by PETRONAS upon reaching a Final Investment Decision for a second LNG train of 3mtpa capacity.

Mr Knox said it was pleasing to see record second quarter sales revenue despite the impact of the Mutineer-Exeter workovers and the John Brookes shut-in.

2008 Guidance
As previously announced, 2008 production has been impacted by the shut-in of John Brookes (1.2 mmboe) and the sale of 40% of GLNG™ to PETRONAS (0.5 mmboe). Higher prices have reduced Santos' 2008 Bayu-Undan net production entitlement by an estimated 0.3 mmboe. Aside from these factors production guidance has been maintained. Production guidance for 2008 is therefore 54 to 56 mmboe.

Item	Original Guidance	Updated Guidance
Production	56 – 58 mmboe	54 – 56 mmboe
Production costs	$60 million higher than 2007	No change
Depreciation, Depletion & Amortisation (DD&A) expense	$12.30 per boe	No change
Petroleum Resource Rent Tax (PRRT) and similar taxes expense (refer note below)	$100 to $110 million (after tax)	$140 to $160 million (after tax)
Capital expenditure (including exploration & evaluation)	$1,500 million	No change

Exploration expenditure guidance remains at approximately $230 million. Follow-on evaluation expenditure guidance has increased to approximately $75 million. The increase results from more CSG expenditure being directed to evaluation. Total capital expenditure (including exploration and evaluation) is in line with previous guidance.

First half exploration and evaluation expenditure is reported on page 5 in this release. Other items of expense are expected to be consistent with 2007 outcomes.

PRRT and similar royalty related income taxes
The amount of royalty related income taxes expensed is dependant in part on the price of oil. The Company's original guidance for 2008 royalty related income taxes of $100 to $110 million after tax assumed an oil price of approximately A$95 per barrel. Since that guidance was issued at the 2007 full year results, oil prices have remained consistently above this level. The Company's updated guidance of $140 to $160 million after tax assumes an oil price of approximately A$120 per barrel, which is consistent with Analyst forecasts for 2008.

A significant change to the accounting treatment of PRRT and royalty related income taxes will impact the presentation of these items in the 2008 consolidated financial statements. As disclosed in note 1 (b) of the December 2007 consolidated financial statements, the Company will be applying AASB Interpretation 1003 *Australian Petroleum Resource Rent Tax* from 1 January 2008. The Interpretation specifies that PRRT falls within the scope of AASB 112 *Income Taxes.* Consequently, PRRT and royalty related income taxes will be included as part of income tax expense in the 2008 consolidated financial statements. PRRT and royalty related income taxes were included in cost of sales in the 2007 consolidated financial statements.

STOCK EXCHANGE ACTIVITIES REPORT FOR THE QUARTER ENDING 30 JUNE 2008

1. SALES AND PRODUCTION

Santos' share of production, sales and revenue for the quarter ended 30 June 2008 is shown in the table below:

	Quarter Ended			YTD		Full Year
	Q2 2008	Q2 2007	Q1 2008	2008	2007	2007
Sales Gas, Ethane and LNG (PJ)						
Cooper Basin	22.9	24.9	21.1	44.0	47.7	94.7
Surat/Bowen/Denison	9.5	8.3	9.5	19.0	16.3	34.9
Amadeus	3.0	3.2	3.2	6.2	6.6	13.1
Otway/Gippsland	5.0	8.2	6.7	11.7	15.7	30.1
Carnarvon	6.6	8.4	7.3	13.9	16.0	30.6
Bonaparte (LNG)	3.6	4.7	4.4	8.0	8.4	15.1
Indonesia	6.1	4.3	5.6	11.7	8.7	19.4
Bangladesh	1.9	0.0	1.6	3.5	0.0	1.2
USA	0.0	1.0	0.0	0.0	2.2	2.9
Total Sales Gas, Ethane and LNG Production	**58.6**	**63.0**	**59.4**	**118.0**	**121.6**	**242.0**
Total Sales Volume	**59.6**	**64.0**	**55.3**	**114.9**	**122.5**	**239.4**
Gas Price (Avg A$/GJ)	**4.01**	**3.84**	**3.99**	**4.00**	**3.84**	**3.95**
Total Sales Revenue (A$m)	**239.0**	**245.9**	**220.4**	**459.4**	**469.8**	**944.1**
Condensate (000's bbls)						
Cooper Basin	320.1	437.4	298.4	618.5	800.2	1495.1
Surat/Denison	3.1	4.8	5.6	8.7	11.1	33.2
Amadeus	17.5	21.3	22.3	39.8	52.0	87.2
Otway	5.2	7.0	6.7	11.9	13.5	27.4
Carnarvon	72.6	126.7	107.5	180.1	226.7	441.0
Bonaparte	341.5	419.0	459.0	800.5	865.3	1618.4
Bangladesh	0.8	0.0	0.3	1.1	0.0	0.4
USA	0.0	23.5	0.0	0.0	53.1	65.4
Total Condensate Production	**760.8**	**1039.7**	**899.8**	**1660.6**	**2021.9**	**3768.1**
Total Sales Volume	**880.4**	**1041.4**	**928.6**	**1809.0**	**2145.4**	**3926.0**
Condensate Price (Avg A$/bbl)	**112.44**	**91.40**	**113.93**	**113.21**	**79.94**	**84.08**
Condensate Price (Avg US$/bbl)	**107.29**	**75.70**	**104.34**	**106.22**	**65.46**	**73.35**
Total Sales Revenue (A$m)	**99.0**	**84.1**	**105.8**	**204.8**	**171.5**	**330.1**
LPG (000 t)						
Cooper Basin	42.1	44.7	36.0	78.1	86.2	165.2
Surat/Denison	0.3	0.0	0.5	0.8	0.1	2.1
Bonaparte	19.5	23.2	24.0	43.5	40.0	76.2
Total LPG Production	**61.9**	**67.9**	**60.5**	**122.4**	**126.3**	**243.5**
Total Sales Volume	**57.1**	**51.8**	**64.5**	**121.6**	**123.8**	**248.6**
LPG Price (Avg A$/t)	**999.37**	**748.84**	**1019.58**	**1010.40**	**713.37**	**714.06**
Total Sales Revenue (A$m)	**57.0**	**38.8**	**65.8**	**122.8**	**88.3**	**177.5**
Crude Oil (000's bbls)						
Cooper Basin	1046.9	794.3	1009.5	2056.4	1630.1	3324.4
Surat/Denison	18.3	16.7	16.5	34.8	35.5	60.8
Amadeus	30.0	39.2	27.0	57.0	75.3	151.8
Legendre	73.7	88.9	57.1	130.8	186.7	387.1
Thevenard	96.0	91.9	67.0	163.0	187.1	391.1
Barrow	153.7	169.0	157.5	311.2	336.2	679.0
Stag	383.0	648.1	263.8	646.8	1089.8	2337.8
Mutineer Exeter	442.5	1264.4	163.4	605.9	2394.7	3687.8
Elang/Kakatua	0.0	36.7	0.0	0.0	76.2	76.5
Jabiru/Challis	40.3	37.8	35.9	76.2	65.6	148.6
Indonesia	268.9	35.4	297.2	566.1	64.0	418.7
SE Gobe	50.2	55.5	51.1	101.3	111.5	224.7
USA	0.0	6.8	0.0	0.0	14.0	18.8
Total Crude Oil Production	**2603.5**	**3284.7**	**2146.0**	**4749.5**	**6266.7**	**11907.1**
Total Sales Volume	**2669.9**	**2988.4**	**2279.4**	**4949.3**	**5825.6**	**11257.1**
Oil Price (Avg A$/bbl)	**132.69**	**85.30**	**106.27**	**120.51**	**83.27**	**92.10**
Oil Price (Avg US$/bbl)	**126.61**	**71.43**	**97.32**	**113.08**	**68.19**	**80.35**
Total Sales Revenue (A$m)	**354.3**	**255.0**	**242.2**	**596.5**	**485.1**	**1036.8**
TOTAL						
Production (mmboe)	**13.9**	**15.6**	**13.7**	**27.6**	**30.1**	**59.1**
Sales Volume (mmboe)	**14.2**	**15.4**	**13.2**	**27.4**	**29.9**	**58.2**
Sales Revenue (A$m)	**749.3**	**633.8**	**634.2**	**1383.5**	**1214.7**	**2488.5**

Production by Area

Comparisons with prior periods for gas, condensate and LPG production are made between the current quarter and the same quarter from the previous year, as production is heavily influenced by seasonal factors.

Conversely, comparisons for crude oil are made with the immediate previous quarter, as oil production rates are not generally subject to seasonal variations.

Cooper Basin
Crude oil production of 1.05 mmbbl was 4% higher than the previous quarter reflecting improved field performance and new wells brought on line during the period. Further discussion in relation to the Cooper Oil Project is included in section 2.3 of this report.

Sales gas and ethane production of 22.9 petajoules (PJ) was 8% lower than Q2 2007 primarily due to natural field decline.

Surat Basin/Bowen Basin/Denison Trough
Sales gas production of 9.5 PJ was 14% higher than Q2 2007 due to increased production from the Fairview field. Gross Fairview production at the end of the quarter averaged 68 TJ/day, with deliverability of the producing wells averaging 1 TJ/day.

Amadeus Basin
Sales gas production of 3.0 PJ was 5% lower when compared to Q2 2007.

Otway Basin/Gippsland Basin
Aggregate sales gas production of 5.0 PJ was 39% lower than Q2 2007, primarily due to the shut-in of the Patricia Baleen plant due to hydrocarbon dew point issues and lower Casino customer nominations.

Carnarvon Basin
Gas production from the John Brookes field of 6.6 PJ was 22% lower when compared to Q2 2007 due to the incident on 3 June that resulted in total cessation of production from both the East Spar Joint Venture and the Harriet Joint Venture. The Operator, Apache, has advised that the resumption of production from Varanus Island is planned to commence with gas from the John Brookes field. The Operator's recent advice is that the East Spar Joint Venture (processing John Brookes field gas) will achieve partial processing and export capacity of approximately 200 TJ/d gross (Santos share 45%) in mid August.

Mutineer-Exeter's second quarter 2008 production of 0.44 mmbbl was 171% higher than Q1 2008, reflecting the return to production in March following repair of the electrical swivel on the FPSO. Mutineer-Exeter was producing approximately 10,000 bbl/day at the end of the quarter. A planned workover campaign which commenced in June 2008 is expected to boost oil production.

Stag oil production of 0.38 mmbbl was 45% higher when compared to Q1 2008 due to lower field downtime and improved field performance following recent workover activity.

Legendre oil production of 0.07 mmbbl was 29% higher than Q1 2008 and Barrow Island oil production of 0.16 mmbbl was in-line with Q1 2008.

Thevenard Island production of 0.09 mmbbl was 43% higher when compared with Q1 2008 due to the resolution of facility downtime during the quarter.

Timor Sea
Crude oil production from the Timor Sea (Jabiru and Challis) of 0.04 mmbbl was in-line with Q1 2008.

Bonaparte Basin
Gross Bayu-Undan LNG production of 818,160 tonnes (45 PJ) was 8% lower than Q2 2007. Santos' net entitlement production of 65,925 tonnes (3.6 PJ), was 22% lower. Q2 2007 production included a positive redetermination adjustment to reflect Santos' increased equity share of production for the first half of 2007.

Gross Bayu-Undan condensate production of 5.64 mmbbl was 12% lower than Q2 2007. Santos' net entitlement production of 0.34 mmbbl was 18% lower as a result of higher prices.

Gross Bayu-Undan LPG production of 270,854 tonnes was 1% higher than Q2 2007. Santos' net entitlement production of 19,479 tonnes was 16% lower than Q2 2007 also as a result of the impact of the redetermination adjustment.

Indonesia
Sales gas production from Brantas, Kakap and Maleo of 6.1 PJ was 41% higher when compared with Q2 2007, predominantly as a result of higher customer nominations.

Production from the Maleo field continues to be impacted by capacity restrictions in the East Java gas pipeline (operated by Pertamina) following a rupture of this line during November 2006. However, the situation continues to improve and gross production rates from Maleo during Q2 2008 averaged approximately 96 TJ/day (up from approximately 89 TJ/day in Q1 2008).

Indonesian crude oil production of 0.27 mmbbl was in-line with Q1 2008.

Bangladesh
Santos' net entitlement to gas production from the Sangu gas field was 1.9 PJ. Santos acquired a 37.5% stake in the field during October 2007.

Papua New Guinea
Oil production at SE Gobe of 0.05 mmbbl was in line with Q1 2008.

2. CAPITAL EXPENDITURE

Total exploration, delineation and development expenditure is summarised in the table below:

Capital Expenditure Summary ($ millions)		Quarter Ended			Year To Date	
		Q2 2008	Q2 2007	Q1 2008	2008	2007
Exploration						
	Capitalised	6.3	(6.3)	20.3	26.6	(8.7)
	Expensed	60.6	33.3	28.5	89.1	54.1
	Total Expenditure	66.9	27.0	48.8	115.7	45.4
Exploration Evaluation						
	Capitalised	30.1	16.0	13.5	43.6	40.2
	Expensed	15.2	26.1	3.3	18.5	45.9
	Total Expenditure	45.3	42.1	16.8	62.1	86.1
Development Evaluation						
	Capitalised	61.4	19.6	18.3	79.7	40.5
Development		238.0	280.0	210.5	448.5	456.2
Total Capital Expenditure		**411.6**	**368.7**	**294.4**	**706.0**	**628.2**

2.1 EXPLORATION ACTIVITY

Exploration drilling activity during the second quarter is shown in the table below:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Jarver 1	Sorrell Basin	Oil & Gas	55.0	P&A
Pecten East 1	Otway Basin	Gas	50.0	In progress
Charon 1	Houtman Sub-Basin	Oil	33.0	P&A
Chim Ung	Nam Con Son Basin	Oil	37.5	Oil Shows – P&A
Chim Boi	Nam Con Son Basin	Oil	37.5	In progress
Johnson 1	Carnarvon Basin	Oil	37.5	P&A

Jarver 1, located in the Sorell Basin spudded on the 16 May 2008 and was drilled to a total depth of 3,062 metres. The well did not encounter commercial hydrocarbons and was subsequently plugged and abandoned. Santos is operator and has 55% interest.

Pecten East-1, located in the Otway Basin spudded on 23 June 2008. The well was in progress at the end of the quarter. Subsequent to the end of the quarter the well encountered water-bearing sands within the Waarre Formation primary target and was plugged and abandoned. The rig has now commenced drilling the Netherby-1 well. Santos is the operator and has a 50% interest.

Charon-1, located in the Houtman sub-basin, offshore Western Australia, spudded on the 19 May 2008, and reached a total depth of 3,940 metres. The primary target was encountered below 3,400m but wireline logging indicated the section was wet. The well was plugged and abandoned. The well is operated by ENI Australia, Santos has a 33% interest.

Chim Ung 1X (12W-CU-1X), located in the Nam Con Son Basin, spudded on 3 June 2008 and reached total depth of 3,735 metres. Wireline log evaluation has confirmed 10 metres (net) oil pay within Upper Dua sandstones and a further 5 metres (net) oil pay in a shallower sandstone reservoir. Subsequent to the end of the quarter the well was sidetracked to drill the adjacent Chim Boi fault block and encountered oil shows. The well is being plugged and abandoned and the rig has commenced drilling the Chim Cong prospect. The wells are operated by Premier Oil, Santos has a 37.5% interest.

On 29 May 2008 Santos signed a new Production Sharing Contract (PSC) in Vietnam. Santos is 50% and Operator of 123 PSC in the Phu Kanh Basin offshore central Vietnam with partners PetroVietnam Exploration and Production (30%) and SK Energy of Korea (20%).

Johnson-1, located in the Barrow Basin, Offshore West Australia, spudded on 2 April 2008 and reached a total depth of 3,110 metres. The primary targets were both wet and the well was plugged and abandoned. Santos is the operator and has a 37.5% interest.

Seismic Activity

Seismic activity during the second quarter is shown in the table below:

Permit	Area/Basin	Type	Km/Km²	Status
NEC DWN 2004/1	Bengal Bay, India	2D Marine	2,300	Complete
NEC DWN 2004/2	Bengal Bay, India	2D Marine	1,495	Complete
NG-100-04, NG-124-01	Tuzluk/Sulukta, Kyrgyzstan; Somon, Tajikistan	2D Land	359	Ongoing
T/36P	T/36P, Sorell Basin	3D Marine	256	Complete
PPL25,14,PEL115	Caroowinnie, Cooper Basin	3D Land	94	Complete

2.2 Delineation Activity

Total delineation expenditure in Q2 2008 was $106.7 million, of which near-field exploration and exploration appraisal expenditure was $45.3 million and development appraisal expenditure was $61.4 million.

The table below details the delineation wells drilled during the second quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Granchio 2	Cooper/Eromanga - SA	Oil	86.81	C&S, successful oil
Granchio 3	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
McKinlay 9	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Hoek 3	Cooper/Eromanga - SA	Oil	100	C&S, successful oil
Mia 1	Cooper/Eromanga - SA	Oil	66.6	P&A
Mama 1	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Mulga North East 1	Cooper/Eromanga - SA	Oil	100	P&A
Hobbes 1	Cooper/Eromanga - SA	Oil	86.81	C&S, successful oil
Reg Sprigg North 1	Cooper/Eromanga - SA	Oil	89.46	P&A
Deparanie 2	Cooper/Eromanga - SA	Oil & gas	66.6	In progress
Big Lake 88	Cooper/Eromanga - SA	Oil	66.6	In progress
Cuisinier 1	Cooper/Eromanga - Qld	Oil	25.0	C&S, successful oil
Adams 1	Carnarvon Basin	Oil	33.4	P&A
Hallett 1	Bowen Basin	Gas	79.5	P&A, successful gas
Pony Hills East 1	Bowen Basin	Gas	79.5	P&A, successful gas
Back Creek 6	Surat Basin	Gas	100	P&A, successful gas
Ludwig 1	Surat Basin	Gas	100	P&A, successful gas
Norwood South 1	Surat Basin	Gas	100	P&A, successful gas
Pine Ridge 17	Surat Basin	Gas	100	P&A, successful gas
Grafton Range 25	Surat Basin	Gas	100	P&A, successful gas
Paddyward 2	Surat Basin	Gas	100	P&A, successful gas
Pine Ridge 18	Surat Basin	Gas	100	C&S, successful gas
Pine Ridge 22	Surat Basin	Gas	100	C&S, successful gas
Pine Ridge 19	Surat Basin	Gas	100	C&S, successful gas
Pine Ridge 21	Surat Basin	Gas	100	C&S, successful gas
Pine Ridge 20	Surat Basin	Gas	100	C&S, successful gas
Coxon Creek East 1	Surat Basin	Gas	100	C&S, successful gas
Coxon Creek East 2	Surat Basin	Gas	100	C&S, successful gas
Coxon Creek East 3	Surat Basin	Gas	100	C&S, successful gas
Pickanjinnie 13	Surat Basin	Gas	100	C&S, successful gas
Pickanjinnie 17	Surat Basin	Gas	100	C&S, successful gas
Pickanjinnie 16	Surat Basin	Gas	100	C&S, successful gas
Pickanjinnie 15	Surat Basin	Gas	100	P&A, successful gas
Mount Hope 4	Surat Basin	Gas	100	C&S, successful gas
Mount Hope 5A	Surat Basin	Gas	100	C&S, successful gas

2.3 Development Activity

Development expenditure during the second quarter was $238.0 million.

The table below details all development wells drilled during the quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
McKinlay 7	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Mudera 13	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Cooba 3	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Mudera 14	Cooper/Eromanga - SA	Gas	66.6	Suspended

Coonatie 12	Cooper/Eromanga - SA	Gas	72.32	C&S, successful gas
Bindah 2	Cooper/Eromanga - SA	Oil & Gas	66.6	C&S, successful oil & gas
Mitchie 2	Cooper/Eromanga - SA	Oil & Gas	66.6	C&S, successful oil & gas
Cowralli 9	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Big Lake 87	Cooper/Eromanga - SA	Oil	66.6	C&S, successful oil
Cook 13	Cooper/Eromanga - Qld	Oil	55.0	C&S, successful oil
Cook 14	Cooper/Eromanga - Qld	Oil	55.0	C&S, successful oil
Rolleston 19	Denison Trough	Gas	50.0	C&C, successful gas
Springton 9	Denison Trough	Gas	50.0	In progress
Fairview 147	Bowen Basin	Gas	79.5	C&S, successful gas
Fairview 202	Bowen Basin	Gas	79.5	C&S, successful gas
Spring Gully 86	Bowen Basin	Gas	0.10	C&S, successful gas
Spring Gully 83	Bowen Basin	Gas	0.10	C&S, successful gas
Fairview 203	Bowen Basin	Gas	79.5	C&S, successful gas
Fairview 204	Bowen Basin	Gas	79.5	C&S, successful gas
Spring Gully 92	Bowen Basin	Gas	0.10	C&S, successful gas
Durham Ranch 74	Bowen Basin	Gas	1.5	C&S, successful gas
Spring Gully 82	Bowen Basin	Gas	0.10	C&S, successful gas
Fairview 146	Bowen Basin	Gas	79.5	C&S, successful gas
Durham Ranch 85	Bowen Basin	Gas	1.5	C&S, successful gas
Fairview 148	Bowen Basin	Gas	79.5	C&S, successful gas
Durham Ranch 70	Bowen Basin	Gas	1.5	C&S, successful gas
Spring Gully 69	Bowen Basin	Gas	0.10	C&S, successful gas
Spring Gully 71	Bowen Basin	Gas	0.10	C&S, successful gas
Fairview 134	Bowen Basin	Gas	79.5	C&S, successful gas
Durham Ranch 39	Bowen Basin	Gas	1.5	C&S, successful gas
Fairview 261	Bowen Basin	Gas	79.5	C&S, successful gas
Fairview 231	Bowen Basin	Gas	79.5	C&S, successful gas

The status of the development projects which were in progress during the second quarter are as follows;

Oyong Project (Santos 45%, operator)
Oyong Phase 2, development of the gas reserves, achieved project sanction in December 2007. All major engineering, procurement, construction and installation contracts for the project are in place and first gas production is anticipated in the second half of 2009. A gas sales agreement has been signed with PT Indonesia Power, with gas to be piped via a 55 kilometre pipeline to an onshore processing facility adjacent to the Grati power station in East Java.

Cooper Oil Project (Santos 55%- 89%, operator)
The Cooper Oil Project continued through the second quarter 2008 at an improved drilling rate compared to the first quarter. A total of 16 wells were drilled with 11 wells cased as future oil producers.

A total of 12 new oil wells were brought online during the quarter. Construction of the Jackson to Moomba pipeline was completed towards the end of the quarter, which will substantially reduce the requirement for trucking oil.

Henry (VIC/P44 Stage 2) Development Project (Santos 50%, operator)
Exploration drilling has commenced with the Ocean Patriot running casing at the end of the quarter. Development drilling will be completed in the Q3 2008. Engineering and procurement activity for the connections continues in line with schedule requirements. The linepipe has been coated and is awaiting collection by the installation contractor as required. The umbilical and termination assemblies are being fabricated in the UK for delivery in Q3 2008.

The project remains on schedule to meet the first gas target of H1 2009.

Kipper Project (Santos 35%, ExxonMobil operator)
Subsea equipment detailed design engineering and fabrication has commenced. First gas is targeted for first half 2011.

Reindeer Project (Santos 45%, Apache operator)
The offshore installation contract was awarded in June 2008 while the Wellhead Platform Fabrication contract is due to be awarded shortly. Detailed engineering studies are ongoing and work has commenced on fabrication of the onshore accommodation modules. First gas is targeted by the end of 2010.

Gladstone LNG (Santos 60%, operator)
The Gladstone LNG Project (GLNG™) has been awarded significant project status by the Queensland government, and involves the production of LNG using coal seam gas (CSG) feedstock. The initial phase of the project is for production of approximately 3 mtpa of LNG, with first gas cargos in 2014.

Progress during Q2 2008 included:

- Sale of a 40% interest in the integrated GLNG™ project to PETRONAS for a total of US$2,508 million;
- Ongoing field appraisal activities, including the drilling of 33 development, appraisal and pilot wells;
- Commenced LNG facility dual pre-FEED studies utilising services of Bechtel (Houston) and Foster Wheeler (Reading).
- Commenced geotechnical work on the Curtis Island LNG facility site;
- Commenced Environmental Impact Statement (EIS) community consultation forums;
- Established project office in Gladstone.

PNG LNG Project (Santos 17.7%, ExxonMobil operator)
The Gas Agreement was executed by the project parties and the State of PNG in May 2008 and FEED has commenced. The Hides gas/condensate field (Santos 25% working interest) will underpin the gas volumes required. FEED is expected to conclude with FID in 4Q 2009.

Fairview Phase 2 and Infrastructure Expansion (Santos 79.5%, operator)
Project construction ramped up to peak activity during the period with significant works undertaken on three compressor sites, the water treatment plant and gas and water gathering systems. Drilling of all Phase 2 production wells was completed, with first production from these wells planned for the next period. The Fairview Project Area Environmental Management Plan was completed and submitted and is now under review with the regulator. The project remains on target to increase production capacity to 115 TJ/day (gross) by January 2009.

3. HEDGING

Sale of Interest in GLNG Project - Currency Exposure on Sale Proceeds
As a significant portion of the Company's near term liabilities are in Australian dollars, an Australian dollar call option has been purchased which gives the Company the right, but not the obligation to sell USD1 billion and buy Australian dollars at an exchange rate of 0.9450. The premium paid for the option was AUD19.9 million and the value of the option as at 30 June was AUD25.4 million. The net impact on profit & loss as at 30 June will be a profit of AUD5.5 million before tax.

As funds of US$2 billion were received from PETRONAS on 23 July 2008, the call option has been sold.

4. QUARTERLY PRODUCTION AND REVENUE CHART


18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
mmboe
1000.0
800.0
600.0
400.0
200.0
0.0
A$m

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08
Prdn mmboe	9.6	11.6	13.0	12.9	12.5	13.8	14.9	14.8	13.8	14.9	16.6	15.4	14.5	15.6	15.0	14.0	13.7	13.9
Revenue $m	256.4	334.1	420.3	490.1	465.8	553.2	764.5	679.2	621.8	691.5	759.5	664.0	580.9	633.8	627.2	646.6	634.2	749.3

5. CONVERSION FACTORS AND ABBREVIATIONS

Abbreviations		Conversion Factors	
PJ	petajoules	Sales Gas & Ethane, 1 PJ	171.937 boe x 10^3
TJ	terajoules	Crude Oil, 1 barrel	1 boe
mmbbl	million barrels	Condensate (Naphtha), 1 barrel	0.935 boe
mmboe	million barrels of oil equivalent	LPG, 1 tonne	8.458 boe
mtpa	million tonnes per annum	LNG, 1PJ	18,040 t
t	tonnes		
P&A	plugged and abandoned		
C&S	cased and suspended		
C&C	cased and completed		
P&S	plugged and suspended		
CTU	coiled tubing unit		
WI	water injector		

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

29 July 2008

SUPPL

Appointment of Chief Executive Officer and Managing Director

Santos today announced that David Knox, currently Acting Chief Executive Officer, has been appointed as Chief Executive Officer and Managing Director of Santos, effective immediately.

The Chairman of Santos, Stephen Gerlach, said: "We are delighted to appoint David to this role. His performance as Acting CEO has been impressive, and he has clearly demonstrated his enthusiasm and commitment to Santos and its strategic objectives."

"An international executive search firm was retained, and Santos considered both internal and external candidates before the Board determined to appoint David," Mr Gerlach said.

"David is the best person to lead Santos in its next phase of domestic and international expansion. His extensive industry experience and demonstrable leadership qualities resulted in his selection as the best candidate."

Mr Knox said he was honoured the Board had chosen him to lead Santos.

"This is an exceptional company, with a great team and an excellent portfolio of current and future projects. I look forward to leading Santos through the exciting times ahead as we continue to pursue our vision of becoming the leading Australian company supplying energy to Australia and Asia," he said.

"The recent finalisation of our Gladstone LNG partnership with PETRONAS and entering into FEED on the PNG LNG project underline the dramatic transformation taking place at Santos and is a clear demonstration of our ability to create long term shareholder value."

Biographical notes on David Knox

- Joined Santos in September 2007 as Executive Vice President, Growth Businesses, responsible for growth in Santos' emerging new businesses including LNG, Geoscience and New Ventures, Indonesia and other strategic projects.
- Became Acting CEO on 25 March 2008 upon the retirement of the former Chief Executive and Managing Director.
- Has extensive global experience in the petroleum industry. Previously Managing Director for BP Developments in Australasia from 2003 to 2007.
- During his 25 year career, has also held senior positions with BP in Australia, the United Kingdom and Pakistan. Previously worked for ARCO and Shell in the United States, Netherlands, the United Kingdom and Norway.

- Holds a first class honours degree in Mechanical Engineering from Edinburgh University and a Masters of Business Administration.

Summary of the key terms and conditions of appointment

Commencement date and Term

The agreement commences immediately and is ongoing, subject to 12 months' notice from Santos, and 6 months' notice from Mr Knox. Santos may terminate without notice in the event of serious misconduct.

Remuneration package

Total Fixed Remuneration: $1,750,000 reviewed annually

Short term incentive: an annual opportunity of up to a maximum of 100% of Total Fixed Remuneration, subject to achieving performance targets set in advance by the Board.

Long term incentive: an annual opportunity of 100% of Total Fixed Remuneration for each of the 2008, 2009 and 2010 financial years subject to achieving agreed performance targets in accordance with Santos' long term incentive plan. The grants made will be broadly on the same terms offered to other senior executives under the Santos long term incentive plan, except that all of the LTI entitlements granted to the CEO will be subject to performance hurdles based on the Company's Total Shareholder Return (***TSR***) relative to the ASX 100 over a 3 year period. The CEO's LTI will only begin to vest should the Company's TSR exceed the 50th percentile with 37.5% vesting upon reaching this hurdle and the remainder vesting on a proportionate basis depending upon the Company's relative performance, with full vesting at the 100th percentile.

Payments on termination: in the event that Mr Knox's employment is terminated by the Company without cause, Mr Knox is entitled to a payment equal to 12 months' Total Fixed Remuneration (inclusive of any payment in lieu of notice) and a pro rata payment of STI up to the termination date (subject to performance). In addition, the Board has the discretion to determine that a pro rata amount of any unvested LTI entitlements will vest upon termination of Mr Knox's employment.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

END

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com